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                                                                  EXHIBIT (g)(4)


Contact:
Tom Nicholson
847-286-5321


For Immediate Release
February 18, 1997


          SEARS COMMENTS ON MAXSERV RECOMMENDATION TO SHAREHOLDERS;
               INTENDS TO COMPLETE ITS OFFER AT $7.00 PER SHARE

Hoffman Estates, IL -- Sears, Roebuck and Co. (NYSE-S) today commented on the
Schedule 14D-9 prepared and filed by the Special Committee of the Board of Directors of MaxServ, Inc. (Nasdaq-MXSV) in response to Sears all cash $7.00 per share tender offer for all shares of MaxServ not currently owned by Sears.

"Sears regrets the Special Committee has determined to recommend against Sears offer," said Michael D. Levin, senior vice president, general counsel and secretary of Sears. "Sears offer of $7.00 per share represents an approximate 44 percent premium to the $4.875 price of MaxServ's shares prior to the date of announcement of Sears interest and an approximate 82 percent premium to the twelve-month average to such date of $3.85. In addition, Merrill Lynch & Co. has provided Sears its opinion that the offer is, from a financial point of view, fair to the stockholders of MaxServ other than Sears."

Sears has sought to negotiate with the Special Committee, believing there may be additional value in a negotiated transaction. The Special Committee has refused to meet with Sears unless Sears is willing to pay a price per share in excess of $8.00. Sears notes that, despite repeated requests, the Special Committee has provided neither Sears nor MaxServ's stockholders with any valuation or opinion that supports the Special Committee's belief that only a price of $8.00 or more will be fair to the stockholders of MaxServ.

"Sears is confident of its rights to complete its planned second-step merger of MaxServ with Max Acquisition Delaware, Inc., regardless of the number of shares tendered in the offer," said Levin. Sears also noted that the 71,093 shares the Special Committee believes would allow Sears to complete a second-step merger represent only 1.8% of the shares held by stockholders other than Sears.


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"Nothing in the Special Committee's Schedule 14D-9 has changed Sears view that its offer is fair to the stockholders of MaxServ, and in light of the Special Committee's unwillingness to negotiate, Sears has concluded that there is little or no likelihood of a negotiated transaction, and intends to complete its tender offer at $7.00 per share," said Levin.

In connection with filing of the Schedule 14D-9 by MaxServ, Sears amended its Schedules 14D-1 and 13E-3 to set forth certain correspondence between the Sears designated directors of MaxServ and the Special Committee regarding the Schedule 14D-9.

Sears, Roebuck and Co. is a leading U.S. retailer of apparel, home and automotive products and services, with annual revenue of more than $38 billion. Sears has been a customer of MaxServ since 1983 and accounts for more than 90 percent of MaxServ's revenues. MaxServ provides information services for the repair and servicing of appliances and electronics by Sears technicians.